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DSM Press Release

SUPPL

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telepho[redacted]
Internet
E-mail :

DSM

SEC
Mail Processing
Section

APR 04 2008

Washington, DC
102

13E 08001771

Heerlen (NL), 26 March 2008

DSM announces good start to the year and raises expectations for full year 2008

At the Annual General Meeting being held later today, DSM will provide a trading update for 2008.

The firm demand and pricing strength seen in most of DSM's markets in the fourth quarter of 2007 has been sustained into 2008. DSM's strong market positions have enabled it to increase prices, particularly in the nutrition business which is benefiting both from DSM's differentiation strategies as well as higher market prices in general.

Strong business trends were also seen across other parts of DSM, particularly in Performance Materials, Fibre Intermediates and Agro. On top of this, profitability has benefited from a very good manufacturing and operational performance.

Based on the currently available information, DSM expects that the Q1 operating profit before exceptional items will be approximately 20% higher than in Q1 2007 (EUR 192 million). Barring unforeseen economic circumstances, for the full year 2008 DSM now expects the operating profit before exceptional items to most likely exceed the level achieved in 2007, despite the current significantly weaker US dollar and increased raw material prices.

Feike Sijbesma, Chairman of the DSM Managing Board, commented:

"The current year has started strongly with firm demand being seen across most of our markets. DSM's performance is a clear indication of the higher quality earnings now being achieved as a result of the changes made to the profile and portfolio of the Company."

A further update on trading and the outlook for the year as a whole will be given at the time of the release of DSM's Q1 results on 29 April 2008.

Investors call
A conference call for investors will be hosted by CFO Rolf-Dieter Schwalb from 13.00 PM – 13.30 PM CET. Dial-in number is +44-207-216-0106.
Replay number, available from 15.00 PM onwards is +31-(0)70-315 4300, access code 14 51 10 #

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

4/17

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END

Forward-looking statements
This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.
The English language version of the press release is leading.